Terns Pharmaceuticals, Inc.

1065 East Hillsdale Blvd., Suite 100

Foster City, California 94404

March 10, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:         Michael Davis and Celeste Murphy

Re:	Terns Pharmaceuticals, Inc.
Registration Statement on Form S-3 (Registration No. 333- 263370)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-263370) (the “Registration Statement”) of Terns Pharmaceuticals, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on March 14, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Brian Cuneo at (650) 463-3014.

Thank you for your assistance in this matter.

Very truly yours,

TERNS PHARMACEUTICALS, INC.

By:	/s/ Mark Vignola
Mark Vignola
Chief Financial Officer

CC:	Senthil Sundaram, Terns Pharmaceuticals, Inc.

Bryan Yoon, Terns Pharmaceuticals, Inc.

Brian Cuneo, Latham & Watkins LLP

Tess Bloom, Latham & Watkins LLP

Yasin Keshvargar, Davis Polk & Wardwell LLP